Exhibit 99.3

70817 ICON plc Proof 1 Annual General Shareholders’ Meeting of ICON plc Date: July 18, 2011 See Voting Instruction On Reverse Side. Please make your marks like this: x Use dark black pencil or pen only _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above ÆPlease separate carefully at the perforation and return just this portion in the envelope provided. Æ Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Shareholders’ Meeting of ICON plc to be held July 18, 2011 For Holders as of June 8, 2011 All votes must be received by 5:00 pm, Eastern Time July 8, 2011. Copyright © 2011 Mediant Communications LLC. All Rights Reserved PROXY TABULATOR FOR ICON PLC P.O. BOX 8016 CARY, NC 27512-9903 RESOLUTIONS ORDINARY BUSINESS 1. To receive the Accounts and Reports 2. To re-elect Dr. John Climax 3. To re-elect Professor Dermot Kelleher 4. To re-elect Ms. Cathrin Petty 5. To authorise the fixing of the Auditors’ Remuneration SPECIAL BUSINESS 6. To authorise the Company to allot shares 7. To disapply the statutory pre-emption rights 8. To authorise the Company to make market purchases of shares 9. To allow an extraordinary general meeting of the Company to be called on not less than 14 clear days' notice • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL INTERNET • Use any touch-tone telephone. • Have your Voting Instruction Form ready. • Follow the simple recorded instructions. TELEPHONE 1-866-229-2463 Go To www.proxypush.com/iclr • Cast your vote online. • View Meeting Documents. OR OR Directors Recommend For Against Abstain 70817 Icon plc VIF_Layout 1 5/26/11 3:56 PM Page 1

70817 ICON plc Proof 1 ICON plc Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 pm on July 8, 2011) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Icon plc registered in the name of the undersigned on the books of the Depositary as of the close of business on June 8, 2011 at the Annual General Shareholders’ Meeting of ICON plc to be held on July 18, 2011, in respect of the resolutions specified on the reverse hereof. NOTES: 1. Instructions as to voting on the specified resolutions should be indicated by an “X” In the appropriate box. 2. If a Holder so elects, the Holder is entitled to instruct The Bank of New York, as Depositary, to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR ICON PLC P.O. Box 8016 CARY, NC 27512-9903 70817 Icon plc VIF_Layout 1 5/26/11 3:56 PM Page 2